Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Origin Bancorp, Inc.

We hereby consent to the incorporation by reference in the Registration Statement (No. 333-226115) on Form S-8 of Origin Bancorp, Inc. of our report dated June 18, 2020, with respect to the statements of net assets available for benefits of the Origin Bancorp, Inc. Employee Retirement Plan, as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the supplemental Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2019, which is included in the December 31, 2019, Annual Report on Form 11-K of the Origin Bancorp, Inc. Employee Retirement Plan.

/s/ BKD, LLP

Little Rock, Arkansas
June 18, 2020